UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

SCANA Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

80589M102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
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1	NAMES OF REPORTING PERSONS SCANA Corporation Stock Purchase-Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,560,214
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,560,214
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,560,214
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON EP

SCHEDULE 13G
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Item 1(a).	Name of Issuer:

SCANA Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

MC B134

220 Operation Way

Cayce, SC 29033-3701

Items 2(a).	Name of Persons Filing:

SCANA Corporation Stock Purchase-Savings Plan

Items 2(b).	Address of Principal Business Office or, if None, Residence:

In care of: Bank of America, N.A. (BANA)

1300 Merrill Lynch Drive

Third Floor

Pennington, New Jersey 08534

Item 2(c).	Citizenship:

South Carolina

Item 2(d).	Title of Class of Securities:

Common Stock, no par value per share

Item 2(e).	CUSIP Number:

80589M102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

SCHEDULE 13G
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(f)	☑ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 12,560,214

(b)	Percent of class: 8.8%

(c)	Number of shares to which such Reporting Persons have:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 12,560,214

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 12,560,214

The Reporting Person is the SCANA Corporation Stock Purchase-Savings Plan (“Plan”). All of the shares reported in this filing are shares which are held in the name of the trustee of the Plan, Bank of America, N.A. (BANA) (“Trustee”). Under the terms of the Plan, the Trustee votes shares which have been allocated to Plan participants in accordance with the participants’ instructions, except as the Trustee may otherwise be obligated to vote pursuant to its fiduciary duties. Shares held in the Plan which have not been allocated, and allocated shares for which no voting instructions have been received, are voted in the same proportion as the shares for which votes were received. Determinations regarding the disposition of the shares are made by the Plan participants and by the Plan administrator, which is not affiliated with the Trustee. The filing of this Schedule 13G shall not be construed as an admission that the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

SCHEDULE 13G
CUSIP NO. 80589M102	5 of 5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 1, 2016

/s/ Patrick St. Fleur
Patrick St. Fleur, Vice President
Bank of America, N.A. (BANA), as Trustee of SCANA Corporation Stock Purchase-Savings Plan